Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 25 June 2007

Roche and Toyama Chemical enter licensing agreement to develop potential breakthrough drug to treat rheumatoid arthritis

Novel agent T-5224 may block the progressive destruction of joint and bone

Toyama Chemical Co., Ltd. and Roche announced today that they have entered into a licensing agreement for the worldwide research, development and commercialization of Toyama Chemical's novel oral rheumatoid arthritis agent T-5224. By inhibiting a specific inflammatory process, T-5224 has the potential to block signs and symptoms of rheumatoid arthritis as well as the progressive destruction of joint and bone. T-5224 is currently in phase I. With this partnership, Roche is further strengthening its promising portfolio and R&D pipeline in the area of rheumatoid arthritis.

"This novel oral compound complements Roche's developing portfolio of drug candidates in inflammation and rheumatoid arthritis. The agent T-5224 has the potential to inhibit a key trigger of rheumatoid arthritis and has already shown promising pharmacological efficacy and safety in early clinical studies," said Jean-Jacques Garaud, Head of Roche Pharma Development. "Our new collaboration is good news for all patients with rheumatoid arthritis as well as for our two companies. We are looking forward to collaborating with our new colleagues in Japan to develop T-5224."

"By entering into a research and development collaboration with Roche, one of the world's leading research and development companies, we are able to increase Toyama's potential for novel drug development in the anti-inflammatory field, which is a field of concentration for Toyama Chemical," said Masuji Sugata, President of Toyama Chemical.

Under the terms of the agreement, Toyama Chemical has granted Roche exclusive rights to research, develop, and sell T-5224 worldwide excluding Japan where Toyama Chemical will retain

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

exclusive rights. The agreement also encompasses the joint research and development of back-up candidates to T-5224. Toyama Chemical will receive upfront payments and milestone payments totalling up to 370 million US dollars, based on certain development and commercial milestones. If approved for marketing, Toyama Chemical will receive royalties based on the net sales of T-5224 by Roche.

About T-5224

T-5224 is an inhibitor of the transcription factor AP-1 (Activator Protein-1) which is known to play an important role in the pathology of rheumatoid arthritis. AP-1 turns on a variety of genes in response to inflammation triggers, including many that are responsible for the proteins that are the targets of current rheumatoid arthritis products. In addition, in joint cells called osteoclasts, AP-1 stimulates the production of enzymes that are thought specifically to cause the destruction of bones and joint tissue. Therefore, by inhibiting the AP-1 process, T-5224 affects several key pathways and may prevent the progression of this disabling disease in many patients.

T-5224 was first identified as a drug candidate in rheumatoid arthritis through collaboration between Toyama Chemical Research and Professors Shunichi Shiozawa of Kobe University and Shuichi Hirono of Kitasato University. Non-clinical studies were completed through this collaboration and Phase I studies have been carried out in Japan since June of last year. Toyama Chemical is receiving, through the Contract Development Program, support from the Japan Science and Technology Agency, an independent administrative institution, for its research and development in Japan.

About rheumatoid arthritis

Rheumatoid arthritis (RA) is a progressive, systemic autoimmune disease characterized by chronic inflammation of multiple joints and fatigue as well as the possibility of osteoporosis, anaemia, and lung, skin and liver effects. This inflammation causes pain, stiffness and swelling, resulting in loss of joint function due to destruction of the bone and cartilage, often leading to progressive disability. Further, as chronic inflammation continues, there may be shortening of life expectancy as a result of effects on major organ systems. After 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA affects more than 21 million people worldwide.

About Roche in rheumatoid arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera (rituximab) there are a number of projects in

development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B-cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6, a protein that plays a major role in the RA inflammation process. Actemra is the result of research collaboration by Chugai and is being co-developed globally with Chugai. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a fully humanised anti-CD20 antibody, is just entering phase III development for RA.

About Toyama Chemical

Toyama Chemical specializes in research and development, and strives to contribute to the further development of global health care through new drug development. Toyama concentrates its R&D in three fields: anti-infective agents, anti-inflammatory agents, and cerebral function improvers and cardiovascular drugs. Pharmaceuticals now in the pipeline include T-3811, a synthetic antibacterial agent; T-614, an oral anti-rheumatic agent; and T-817MA, a treatment for Alzheimer's disease. The company has formed strategic partnerships with domestic and overseas pharmaceutical manufacturers as well as establishing clinical research subsidiaries in the U.S. and U.K. Validation of Toyama's success can be found in their technology exports and their royalty income which is the highest among mid-sized Japanese pharmaceutical companies. Toyama is taking an aggressive, outward-looking approach, globalizing its activities with the aim of becoming a key pharmaceutical manufacturer. Additional information about the Toyama Chemical is available on the Internet at www.toyama-chemical.co.jp/eng.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet

at www.roche.com.

Further information

- Roche & Autoimmune diseases: www.roche.com/med_events_mb1106

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Basel, 25 June 2007

Roche makes offer to acquire Ventana for 75 US dollars per share in cash

Roche to expand into fast growing tissue-based cancer diagnostics, enhancing its position as leading fully-integrated personalised healthcare company

Roche, a world-leading healthcare provider of pharmaceuticals and diagnostics, will make a tender offer to acquire all outstanding shares of common stock of Ventana Medical Systems Inc. (NASDAQ: VMSI) for 75 US dollars per share in cash, or an aggregate of approximately 3 billion US dollars on a fully diluted basis. This offer represents a 44% premium to Ventana's close of 51.95 US dollars on June 22, 2007 and a 55% premium to its three-month average of 48.30 US dollars. The acquisition of Ventana, a leader in the fast-growing histopathology (tissue-based diagnostics) segment, will allow Roche to broaden its diagnostic offerings and complements its world leadership in both in-vitro diagnostic systems and oncology therapies. The entry of Roche into tissue-based diagnostics is an important step in Roche's strategy of delivering personalised healthcare solutions to patients.

Commenting on the offer, Franz B. Humer, Chairman and CEO of Roche, said: "We believe our proposal for Ventana represents a unique opportunity for both our companies and their respective stockholders. Ventana will be an outstanding addition to the Roche Group, and we believe we are the best strategic partner to capitalise on Ventana's potential. Our compelling, all-cash proposal and attractive premium recognise both the value created by Ventana to date and its future prospects. We hope that Ventana's Board and management will commence discussions with us to effect a negotiated transaction."

Roche has made multiple efforts to engage in meaningful discussions with Ventana's Chairman and Board concerning a negotiated transaction; however, as Ventana has so far declined to enter transaction discussions, Roche has decided to commence a tender offer. Roche remains willing to

discuss a negotiated transaction agreed to by both parties, as this continues to be Roche's preferred option.

Severin Schwan, CEO Division Roche Diagnostics, said: "Our combined company will be uniquely positioned to develop companion diagnostics which enable the identification of patient responses to treatments, thereby offering more cost-efficient, differentiated and targeted medicines to patients. Roche's leadership in oncology and molecular biology, our strong global market position and broad sales and marketing reach, and our distinctive diagnostics capabilities in IT, workflow automation and test standardisation make us the ideal partner for Ventana. Together, we have an exceptional opportunity to rapidly create further value for patients, customers, employees and shareholders through an expanded, global diagnostics platform for tissue analysis."

Ventana's leadership in tissue-based testing will broaden and complement Roche's leading in-vitro diagnostic and Life Science businesses (Molecular Diagnostics, Immunodiagnostics, Clinical Chemistry). Ventana employs around 950 people and reached sales of 238.2 million US dollars in 2006. The 1 billion US dollar tissue-based testing market is growing at 10% annually, twice the rate of the overall in-vitro diagnostics market. Key growth drivers in this market include test automation and standardisation, the increasing incidence of cancer, and the increasing number of targeted cancer drugs requiring companion diagnostics. This transaction will position Roche with the most comprehensive diagnostic portfolio for enabling development and commercialisation of personalised healthcare solutions in oncology.

Roche will operate Ventana as a dedicated business within the Roche Diagnostics Division, and will retain Ventana's headquarters in Tucson, Arizona. Severin Schwan continued: "We are highly impressed with Ventana's scientific and commercial accomplishments and we believe their world-class management and employees will be an excellent addition to Roche. By keeping Ventana as a dedicated business within Diagnostics, we aim to maintain and further develop the entrepreneurial spirit that has contributed to Ventana's success to date."

Roche will promptly commence a tender offer to purchase all of the outstanding common stock of Ventana for 75 US dollars per share in cash. The complete terms and conditions of the offer will be filed with the U.S. Securities and Exchange Commission. The offer will be subject to customary conditions, including the tender of a majority of Ventana's shares of common stock, on a fully diluted basis and Ventana's Board taking all necessary actions to make its shareholder rights plan inapplicable to Roche's offer. The Roche proposal is a fully financed, all-cash

transaction, with no significant anticipated regulatory hurdles to completion.

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

Analyst/Investor conference call/webcast

Roche will be discussing the proposed transaction with analysts and investors on a conference call at 8:00 a.m. Eastern Daylight Time / 2:00 p.m. Central European Time tomorrow. The conference call can be accessed by dialling +41 (0) 91 610 5600 (Europe), +44 (0) 207 107 0611 (UK) and +1 (1) 866 291 4166 (USA). A webcast of the conference call and a presentation containing additional information will be available on the Roche website at www.roche.com/investors. A replay of the conference call will be available one hour after the conference call for 48 hrs and can be accessed by dialling +41 91 612 4330 (Europe), +44 207 108 6233 (UK) and +1 866 416 2558 (USA) and entering the ID 313 followed by the # sign. The webcast will also be archived on the Roche website.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centres that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the U.S. employ more than

20,000 people and generate approximately 10 billion US dollars in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information, please visit www.roche.com and www.roche-diagnostics.com.

Further information

- All documents on the offer to Ventana's shareholders: www.roche.com/info070625

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Brunswick Group (for US media)

Phone: +1 212 333 3810

- Steve Lipin
- Nina Devlin

EARNINGS OR EARNINGS PER SHARE FOR ANY CURRENT OR FUTURE PERIOD WILL NECESSARILY MATCH OR EXCEED THE HISTORICAL PUBLISHED EARNINGS OR EARNINGS PER SHARE OF ROCHE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER DESCRIBED IN THIS PRESS RELEASE HAS NOT YET COMMENCED, AND THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT + 1 212 929-5500 OR +1 800 322-2885 (TOLL-FREE).

END